Coca-Cola Plaza
Atlanta, Georgia

GEOFFREY J. KELLY	ADDRESS REPLY TO
SENIOR VICE PRESIDENT	P.O. BOX 1734
GENERAL COUNSEL	ATLANTA, GA 30301
---------------------------
404-676-3731 FAX: 404-515-2546

September 12, 2007

VIA U.S. MAIL AND FACSIMILE (202-772-9204)

Ms. Ellie Quarles
Special Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

RE:          The Coca-Cola Company
Definitive Proxy Statement on Schedule 14A
Filed March 9, 2007
File No. 1-02217

Dear Ms. Quarles:

I am writing in reference to your letter dated August 21, 2007 to E. Neville Isdell,  Chairman of the Board and Chief Executive Officer of The Coca-Cola Company.  We are in receipt of your letter and are preparing a detailed response.   Your letter requests that we respond by September 21, or provide by that date a time frame within which we will respond.

The Compensation Committee of our Board of Directors has overall responsibility for compensation plans, programs and policies applicable to elected officers and senior executives.  The Compensation Committee therefore will be reviewing your letter at its next regularly scheduled meeting on October 17.  We will then mail and fax our response to you by October 26.  In the meantime, should you have any additional questions, please contact me at 404-676-3731.

Sincerely,

                                  /s/ Geoffrey J. Kelly

Geoffrey J.  Kelly
Senior Vice President and
General Counsel

cc:           E. Neville Isdell
Carol C. Hayes